COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                      Tax ID (CNPJ/MF): 02.808.708/0001-07
                             NIRE No. 35.300.157.770
                            Publicly Held Corporation


                MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
                             HELD ON APRIL 30, 2002


     The members of the Board of Directors, in a meeting held at 1:00 p.m., in the Company headquarters, located at 215 Maria Coelho de Aguiar Ave., "F" Building, 6th floor, room 01, in the City and State of Sao Paulo, deliberated the following: To reelect, with a term of office until the 2004 Annual Shareholders' Meeting, the following members of the Executive Board: CHIEF EXECUTIVE OFFICER - MAGIM RODRIGUEZ JUNIOR; DIRECTOR OF THE DISTRIBUTION AND RESELLER DEPARTMENT - JOSE ADILSON MIGUEL; and MARKETING DIRECTOR - MIGUEL NUNO DA MATA PATRICIO, who have been previously qualified. Therefore, the Company's Executive Board is now made up of the following members: Chief Executive Officer
- MAGIM RODRIGUEZ JUNIOR; Chief Financial Officer and Director of Investor Relations - LUIZ FELIPE PEDREIRA DUTRA LEITE; Sales Director - CARLOS ALVES DE BRITO; Director of the Manufacturing Department - CLAUDIO BRAZ FERRO; Director of the Soft Drinks Division - JUAN MANUEL VERGARA GALVIS; Director of the
Department of People and Quality - MAURICIO LUIS LUCHETTI; Director of the Distribution and Reseller Department - JOSE ADILSON MIGUEL; and Marketing Director - MIGUEL NUNO DA MATA PATRICIO. As there were no other issues to be discussed in the agenda, the meeting was closed and the present minutes drawn up, read and approved, and then signed by the members in attendance. MARCEL HERRMANN TELLES; CARLOS ALBERTO DA VEIGA SICUPIRA; JORGE PAULO LEMANN; VICTORIO CARLOS DE MARCHI; JOSE HEITOR ATTILIO GRACIOSO; ROBERTO HERBSTER GUSMAO; and JOSE DE MAIO PEREIRA DA SILVA. We do certify this to be a true and accurate copy of the Minutes drawn up in the Book of Meetings of the Board of Directors.

                           Sao Paulo, April 30, 2002.



            Marcel Herrmann Telles                Victorio Carlos De Marchi
                      Co-Chairmen of the Board of Directors